UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person

     McWhirter J.        Graeme
     (Last)    (First)   (Middle)

     c/o Medialink Worldwide Incorporated
     708 Third Avenue
          (Street)

     New York       New York  10017
     (City)         (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Medialink Worldwide Incorporated (MDLK)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
                    02/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     / /  Director                      / /  10% Owner
     /X/  Officer (give title below)    / /  Other (specify below)
     Executive Vice President, Chief Financial Officer, Assistant Secretary
     -------------------------------------------------------------------------

 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                           4.   Securities Acquired
                                                       3.   Transaction         (A) or Disposed of (D)
                                   2.   Trans-              Code                (Instr. 3, 4 and 5)
                                        action              (Instr. 8)          -------------------------
                                        Date                -------------                 (A) or
1.   Title of Security (Instr.3)        (Month/Day/Year)    Code      V         Amount    (D)       Price
     ---------------------------        ----------------    -----   -----       -------   -------   ------
     Common Stock                       2/7/97              S*        V         6,002     D         $9.00



                                   5.   Amount         6.   Ownership
                                        of Secu-            Form:
                                        rities              Direct         7.   Nature of
                                        Beneficially        (D) or              Indirect
                                        Owned At End        Indirect            Beneficial
                                        of Month            (I)                 Ownership
                                        (Instr.3 and 4)     (Instr. 4)          (Instr. 4)
                                        ---------------     ------------       ------------

                                        64,578#             D


*Selling Stockholder as a result of exercise of Over-Allotment Option in Initial Public Offering of Medialink Worldwide Incorporated

#Includes 6,000 shares owned by the McWhirter Family LLC which may be deemed to be beneficially owned by Mr. McWhirter.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Print or Type Responses)


                    Table II - Derivative Securities Acquired, Disposed of Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

                                                                                5.   Number of Deriva-
                                                                                     tive Securities     6.   Date Exercisable
                                                            4.   Transaction         Acquired (A) or          and Expiration
                              2.   Conver-   3.   Trans-         Code                Disposed of (D)          Date (Month/Day/
                                   sion or        ation          (Instr. 8)          (Instr. 3, 4, and 5)     Year)
                                   Exercise       Date           ------------        ----------------------   ----------------
                                   Price of       (Month/                                                     Date      Expir-
1.   Title of Derivative           Derivative     Day/                                                        Exer-     ation
     Security (Instr. 3)           Security       Year)          Code      V              (A)       (D)       cisable   Date
    ------------------------       -----------    ---------      -----    ---        --------- ------------   -------   ------









                              7.   Title and Amount of                     9.   Number of      10.  Ownership
                                   Underlying Securities                        Derivative          Form of
                                   (Instr. 3 and 4)         8.   Price of       Securities          Derivative     11.  Nature of
                                   ------------------------      Derivative     Beneficially        Security:           Indirect
                                                  Amount or      Secur-         Owned at End        Direct (D)          Beneficial
                                                  Number of      ity            of Month            or Indirect         Ownership
                                   Title          Shares         (Instr. 5)     (Instr. 4)          (I) (Instr. 4)      (Instr. 4)
                                   ------         ----------     ----------     ------------        --------------      -----------




Explanation of Responses:




     /s/J. Graeme McWhirter                                 2/7/97
-----------------------------------------------   ---------------------------
     **Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.